CONFIDENTIAL

Joshua Korff To Call Writer Directly: (212) 446-4943 Joshua.korff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

January 13, 2014

VIA FEDEX AND EDGAR

Re:	Ladder Capital Corp

Registration Statement on Form S-1

File No. 333-193071

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kluck:

On behalf of Ladder Capital Corp (the “Company”), we hereby advise the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of its anticipated initial public offering (“IPO”) price range in order to assist the Staff in finalizing its review of the above referenced Registration Statement. In consultation with its underwriters, the Company currently anticipates that its preliminary estimated IPO price range will be between $15.00 and $19.00 per share of Class A Common Stock based on an offering of 13,250,000 shares of Class A Common Stock. The underwriters are continuing to develop a valuation model, and as a result, are not in a position at this time to provide the Company with a formal proposed IPO price range within the 20% range required by the Staff. As such, this price range is based on current market information and may change in the future. The Company will include in the Registration Statement amendment that contains the preliminary prospectus a price range that complies with Commission’s guidance on price ranges. To facilitate the Staff’s review, we have also attached as Annex A to this letter versions of the “Capitalization,” “Dilution” and “Unaudited Pro Forma Consolidated Financial Information” sections of the Registration Statement that have been completed using certain assumptions relating to the offering size and price, including the assumption that the final IPO price will be the midpoint of the price range set forth above. We also expect to include certain information related to recent developments in a forthcoming amendment to our Registration Statement, a version of which is attached as Annex B.

* * * * *

If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Very truly yours,

/s/ Joshua Korff
Joshua Korff

cc:	Marc Fox

Annex A

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2013:

•	on a historical basis for LCFH, our predecessor; and

•	on a pro forma basis for Ladder Capital Corp giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information,” including the application of the proceeds from the offering as described in “Use of Proceeds” as if such transactions occurred on September 30, 2013.

You should read this table together with the information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma
	(unaudited)
	($ in thousands)
Cash and cash equivalents	$62,527	$270,884

Debt:
Repurchase agreements	$6,151	$6,151
Borrowings under credit agreement	—	—
New revolving credit facility	—	—
Long term financing	291,238	291,238
Borrowings from the FHLB	608,000	608,000
Senior unsecured notes	325,000	325,000

Total debt	$1,230,389	$1,230,389
Capital (equity):
Class A common stock, par value $0.001 per share, 600,000,000 shares authorized on a pro forma basis; 48,494,980 shares issued and outstanding on a pro forma basis	—	48
Class B common stock, par value $0.001 per share, 100,000,000 shares authorized on a pro forma basis; 48,656,538 shares issued and outstanding on a pro forma basis	—	49
Series A Preferred Units	820,956	—
Series B Preferred Units	289,134	—
Common Units	57,866	—
Additional paid in capital	—	685,375

Total partners’ capital / Ladder Capital Corp stockholders’ equity	1,167,957	685,472
Noncontrolling interest	9,364	700,205

Total capital (equity)	1,177,321	1,385,677

Total capitalization	$2,407,710	$2,616,066

DILUTION

If you invest in the initial public offering of our Class A common stock, your interest will be diluted to the extent of the excess of the initial public offering price per share of our Class A common stock over the pro forma net tangible book value per share of our Class A common stock after the offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the net tangible book value per share attributable to the existing equity holders.

Our pro forma net tangible book value at September 30, 2013 was approximately $1,168.0 million, which does not reflect a deduction of $56.6 million for real estate intangible assets, or $14.20 per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities of LCFH, after giving effect to the Reorganization Transactions, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization Transactions and assuming that all of the limited partners of LCFH (other than Ladder Capital Corp) exchanged their vested LP Units and Class B common stock for newly-issued shares of our Class A common stock on a one-for-one-basis.

After giving effect to the sale by us of 13,250,000 shares of our Class A common stock at an assumed initial public offering price of $17.00 per share, the mid-point of the price range set forth on the cover page of this prospectus in the offering, after deducting the underwriting discounts, estimated offering expenses and other related transaction costs payable by us, and the use of the estimated net proceeds as described under “Use of Proceeds,” our pro forma net tangible book value at September 30, 2013, excluding pre-Reorganization noncontrolling interest that is not convertible into Class A shares, was $1,376.3 million or $14.17 per share of Class A common stock, assuming that all of the existing unitholders of LCFH (other than Ladder Capital Corp) exchanged their vested LP Units and Class B common stock for newly-issued shares of our Class A common stock on a one-for-one basis.

The following table illustrates the immediate dilution of $2.83 per share to new stockholders purchasing Class A common stock in the offering, assuming the underwriters do not exercise their option to purchase additional shares to cover any over-allotment.

Assumed initial public offering price per share		$17.00
Pro forma net tangible book value per share prior to the offering at September 30, 2013	$14.20
Decrease in net tangible book value per share attributable to Class A stockholders purchasing shares in the offering	$(0.03)
Pro forma net tangible book value per share after the offering		$14.17
Dilution to new Class A stockholders per share		$2.83

The pro forma net tangible book value per share after the offering reflects the dilution from approximately $28 million of restricted stock expected to be granted under our 2014 Omnibus Incentive Plan at the closing of the offering, which represents approximately 1,647,059 shares based on the mid-point of the price range set forth on the cover page of this prospectus.

The following table summarizes, on the same pro forma basis at September 30, 2013, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in the offering, assuming that all of the existing unitholders of LCFH (other than Ladder Capital Corp) exchanged their vested LP Units and Class B common stock for shares of our Class A common stock on a one-for-one basis.

	Shares Purchased/Granted		Total Consideration		Weighted Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing unitholders	82,254,458	84.7%	1,167,956,912	83.8%	$14.20
Restricted shares of common stock expected to be granted	1,647,059	1.7%	—	—	—
Public investors	13,250,000	13.6%	$225,250,000	16.2%	$17.00

Total	97,151,517	100.0%	$1,393,206,912	100.0%	$14.34

If the underwriters’ option to purchase additional shares to cover any over-allotment is exercised in full, the pro forma net tangible book value per share at September 30, 2013 would have been approximately $14.29 per share and the dilution in pro forma net tangible book value per share to new investors would be $2.71 per share, in each case assuming that all of the existing unitholders of LCFH (other than Ladder Capital Corp) exchanged their vested LP Units and Class B common stock for shares of our Class A common stock on a one-for-one basis. Furthermore, the percentage of our shares held by existing equity owners would decrease to approximately 83.0% and the percentage of our shares held by new investors would increase to approximately 15.4%, in each case assuming that all of the existing unitholders of LCFH (other than Ladder Capital Corp) exchanged their vested LP Units and Class B common stock for shares of our Class A common stock on a one-for-one basis.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statements of income for the year ended December 31, 2012 and for the nine months ended September 30, 2013 present our consolidated results of operations giving pro forma effect to the Reorganization Transactions and Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from the offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2012. The unaudited pro forma consolidated balance sheet as of September 30, 2013 presents our consolidated financial position giving pro forma effect to the Reorganization Transactions and Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from the offering as described under “Use of Proceeds,” as if such transactions occurred on September 30, 2013.

The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of LCFH. The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Ladder Capital Corp that would have occurred had we been in existence or operated as a public company or otherwise during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Reorganization Transactions and Offering Transactions described under “Organizational Structure” and the use of the estimated net proceeds from the offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The pro forma adjustments principally give effect to:

•	the purchase by Ladder Capital Corp of 13,250,000 LP Units of LCFH with the proceeds of the offering; and

•	in the case of the unaudited pro forma consolidated statements of income, a provision for corporate income taxes on the income attributable to Ladder Capital Corp at an effective rate of 40.8%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 1,987,500 shares of Class A common stock from us, that the shares of Class A common stock to be sold in the offering are sold at $17.00 per share of Class A common stock, which is the midpoint of the price range indicated on the front cover of this prospectus, and that existing direct or indirect investors in LCFH elect prior to the closing of this offering to receive 33,597,921 shares of our Class A common stock in lieu of any or all LP Units and shares of Class B common stock that would otherwise be issued to such existing investors, or for their benefit, in the Reorganization Transactions (see “Organizational Structure—Reorganization Transactions at LCFH”) .

The unaudited pro forma consolidated financial information reflects the manner in which we will account for this transaction. Specifically, we will account for the reorganization transactions by which Ladder Capital Corp will become the general partner of LCFH as a transaction between entities under common control pursuant to ASC 805. Accordingly, after the reorganization, Ladder Capital Corp will reflect the assets and liabilities of LCFH at their carryover basis.

The pro forma adjustments to the unaudited consolidated financial information do not give rise to a liability under the tax receivable agreement as the Continuing LCFH Limited Partners will not be eligible to exchange their LP Units of LCFH and shares of Class B common stock of Ladder Capital Corp for shares of Class A common stock of Ladder Capital Corp, in a taxable exchange, until 180 days after the date of the offering.

The effects of the tax receivable agreement on our consolidated balance sheet upon exchange of LP Units are as follows:

•	we will record an increase in deferred tax assets for the estimated income tax effects of the increase in the tax basis of the assets owned by Ladder Capital Corp based on enacted federal, state and local income tax rates at the date of the transaction. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance;

•	we will record an increase in liabilities for 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement; and

•	we will record an increase to additional paid-in capital in an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to the Continuing LCFH Limited Partners under the tax receivable agreement. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in our net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

In certain instances, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. The tax receivable agreement will provide that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivable agreement, the amount of our (or our successor’s) obligations with respect to exchanged or acquired LP Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions. These assumptions will include the assumptions that (a) we will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and (b) that the subsidiaries of LCFH will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. In case of an early termination, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and there is no assurance that we will be able to finance these obligations. Moreover, payments under the tax receivable agreement will be based on the tax reporting positions that we determine in accordance with the tax receivable agreement. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any payments previously made under the tax receivable agreement if the IRS subsequently disallows part or all of the tax benefits that gave rise to such prior payments, although future payments under the tax receivable agreement will be reduced on account of such disallowances. As a result, in certain circumstances, payments could be made under the tax receivable agreement that are significantly in excess of the benefits that we actually realize in respect of (a) the increases in tax basis resulting from our purchases or exchanges of LP Units (b) any incremental tax basis adjustments attributable to payments made pursuant to the tax receivable agreement and (c) any deemed interest deductions arising from our payments under the tax receivable agreement. Decisions made by the Continuing LCFH Limited Partners in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that we are required to make under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase LCFH’s existing owners’ tax liability without giving rise to any obligations to make payments under the tax receivable agreement. Payments generally are due under the tax receivable agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 200 basis points from the due date (without extensions) of such tax return.

Ladder Capital Corp

Unaudited Pro Forma Consolidated Balance Sheets

As of September 30, 2013

	Ladder Capital Finance Holdings LLLP Actual	Pro Forma Adjustments(1)	Ladder Capital Corp Pro Forma
Assets:
Cash and cash equivalents(2)	$62,527,331	$208,356,250	$270,883,581
Cash collateral held by broker	36,188,694		36,188,694
Mortgage loan receivables held for investment, at amortized cost	369,609,166		369,609,166
Mortgage loan receivables held for sale	93,031,322		93,031,322
Real estate securities, available-for-sale:
Investment grade commercial mortgage backed securities	877,467,235		877,467,235
GN construction securities	10,398,166		10,398,166
GN permanent securities	106,078,762		106,078,762
Interest-only securities	323,032,277		323,032,277
Real estate, net	510,146,878		510,146,878
Investment in unconsolidated joint ventures	12,074,319		12,074,319
FHLB stock	36,400,000		36,400,000
Derivative instruments	1,642,073		1,642,073
Due from brokers	23,404,631		23,404,631
Accrued interest receivable	11,433,271		11,433,271
Other assets	32,733,573		32,733,573

Total assets	$2,506,167,698	$208,356,250	$2,714,523,948

Liabilities and Capital:
Liabilities:
Repurchase agreements	$6,151,000		$6,151,000
Long-term financing	291,238,247		291,238,247
Borrowings from the FHLB	608,000,000		608,000,000
Senior unsecured notes	325,000,000		325,000,000
Due to brokers	18,153,020		18,153,020
Derivative instruments	19,473,262		19,473,262
Accrued expenses	46,390,267		46,390,267
Other liabilities	14,440,977		14,440,977

Total liabilities	1,328,846,773		1,328,846,773

Commitments and contingencies:
Capital (equity):
Class A common stock, par value $0.001 per share, 600,000,000 shares authorized on a pro forma basis; 48,494,980 shares issued and outstanding on a pro forma basis	—	48,495	48,495
Class B common stock, par value $0.001 per share, 100,000,000 shares authorized on a pro forma basis; 48,656,538 shares issued and outstanding on a pro forma basis	—	48,657	48,657
Series A preferred units	820,956,465	(820,956,465)	0
Series B preferred units	289,133,997	(289,133,997)	0
Common units	57,866,450	(57,866,450)	0
Additional paid-in capital		685,375,192	685,375,192

Total partners’ capital/Ladder Capital Corp stockholders’ equity(3)	1,167,956,912	(482,484,569)	685,472,343
Noncontrolling interest(4)	9,364,013	690,840,819	700,204,832

Total capital (equity)	1,177,320,925	208,356,250	1,385,677,175

Total liabilities and capital	$2,506,167,698	$208,356,250	$2,714,523,948

(1)	As described in “Organizational Structure,” Ladder Capital Corp will become the General Partner of LCFH. Ladder Capital Corp will initially have 49.9% economic interest in LCFH, but will have 100% of the voting power and control the management of LCFH. As a result, Ladder Capital Corp will consolidate the financial results of LCFH and will record non-controlling interest on the Ladder Capital Corp consolidated balance sheet. Immediately following the Restructuring Transactions and Offering Transactions, the non-controlling interest, based on the assumptions to the pro forma financial information, will be $700.2 million. Pro forma non-controlling interest, including non-controlling interest at LCFH, represents 50.5% of the pro forma equity of LCFH of $1,385.7 million.

(2)	Reflects the net effect on cash and cash equivalents of the receipt of offering proceeds of $208.4 million described in “Use of Proceeds” net of estimated expenses.
(3)	Represents an adjustment to stockholders’ equity reflecting the following:
(a)	par value for Class A common stock and Class B common stock to be outstanding following the offering;
(b)	an increase of $208.4 million of additional paid-in capital as a result of estimated net proceeds from the offering;
(c)	the elimination of LCFH partners’ equity of $690.8 million upon consolidation.
(4)	The increase in non-controlling interest reflects an increase from the reclassification of partners’ equity of $690.8 million to non-controlling interest upon consolidation.

Ladder Capital Corp

Unaudited Pro Forma Consolidated Statements of Income

For the Nine Months Ended September 30, 2013

	Ladder Capital Finance Holdings LLLP Actual	Pro Forma Adjustments(1)	Ladder Capital Corp Pro Forma
Net interest income:
Interest income	$91,062,175		$91,062,175
Interest expense	35,703,283		35,703,283

Net interest income	55,358,892		55,358,892
Provision for loan losses	450,000		450,000

Net interest income after provision for loan losses	54,908,892		54,908,892
Other income:
Operating lease income	26,599,973		26,599,973
Sale of loans, net	141,046,263		141,046,263
Gain (loss) on securities	4,481,847		4,481,847
Sale of real estate, net	10,887,448		10,887,448
Fee income	5,324,872		5,324,872
Net result from derivative transactions	16,635,489		16,635,489
Earnings from investment in unconsolidated joint ventures	2,351,878		2,351,878
Unrealized gain (loss) on agency interest only securities, net	(1,849,924)		(1,849,924)

Total other income	205,477,846		205,477,846

Costs and expenses:
Salaries and employee benefits	47,937,276		47,937,276
Operating expenses	11,336,738		11,336,738
Real estate operating expenses	11,309,438		11,309,438
Fee expense	5,754,432		5,754,432
Depreciation and amortization	11,608,986		11,608,986

Total costs and expenses	87,946,870		87,946,870

Income before taxes	172,439,868		172,439,868
Tax expense(2)	3,450,948	34,424,509	37,875,457

Net income	168,988,920		134,564,411
Net (income) loss attributable to noncontrolling interest(3)	(697,721)	(84,634,970)	(85,332,691)

Net income attributable to preferred and common unit holders/Ladder Capital Corp stockholders	$168,291,199		$49,231,719

Earnings per common unit/share:
Basic	$1.54		$1.05
Diluted(4)	$1.49		$1.02

Weighted average common units/shares outstanding:
Basic	21,874,350		46,847,921
Diluted(4)	22,550,855		97,151,517

Ladder Capital Corp

Unaudited Pro Forma Consolidated Statements of Income

For the Fiscal Year Ended December 31, 2012

	Ladder Capital Finance Holdings LLLP Actual	Pro Forma Adjustments(1)	Ladder Capital Corp Pro Forma
Net interest income:
Interest income	$136,198,204		$136,198,204
Interest expense	36,440,373		36,440,373

Net interest income	99,757,831		99,757,831

Provision for loan losses	448,833		448,833

Net interest income after provision for loan losses	99,308,998		99,308,998
Other income:
Operating lease income	8,331,338		8,331,338
Sale of securities, net	19,013,960		19,013,960
Sale of loans, net	151,661,150		151,661,150
Sale of real estate, net	1,275,235		1,275,235
Fee income	8,787,695		8,787,695
Net result from derivative transactions	(35,650,989)		(35,650,989)
Earnings from investment in equity method investee	1,256,109		1,256,109
Unrealized gain (loss) on agency IO securities, net	(5,680,893)		(5,680,893)

Total other income	148,993,605		148,993,605

Costs and expenses:
Salaries and employee benefits	51,090,424		51,090,424
Operating expenses	21,533,281		21,533,281
Depreciation	3,640,619		3,640,619

Total costs and expenses	76,264,324		76,264,324

Income before taxes	172,038,279		172,038,279
Tax expense(2)	2,583,999	34,519,307	37,103,306

Net income	169,454,280		134,934,973
Net (income) loss attributable to noncontrolling interest(3)	49,084	(84,868,037)	(84,818,953)

Net income attributable to preferred and common unit holders/Ladder Capital Corp stockholders	$169,503,364		$50,116,019

Earnings per common unit/share:
Basic	$1.58		$1.07
Diluted(4)	$1.51		$1.03
Weighted average common units/shares outstanding:
Basic	21,552,694		46,847,921
Diluted(4)	22,550,855		97,151,517

(1)	As described in “Organizational Structure,” Ladder Capital Corp will become the General Partner of LCFH. Ladder Capital Corp will initially own 49.9% of the economic interest in LCFH, but will have 100% of the voting power and control the management of LCFH. Certain of the existing owners of LCFH (other than Ladder Capital Corp or any of its subsidiaries) will own the remaining 50.1% of the economic interest in LCFH, which will be accounted for as a non-

controlling interest in the future consolidated financial results of Ladder Capital Corp. Immediately following the offering, the non-controlling interest will be 50.1%. Net income attributable to the non-controlling interest will represent 50.1% of income before income taxes. These amounts have been determined based on the assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised the ownership percentage held by the non-controlling interest would decrease to 49.1%.
(2)	Following the Reorganization Transactions and the Offering Transactions, Ladder Capital Corp will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to its allocable share of any net taxable income of LCFH, which will result in higher income taxes than during our history as a partnership. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of 40.8%, which includes provision for U.S. federal income taxes and uses our estimate of the weighted average statutory rates apportioned to each state, local and/or foreign jurisdiction.
(3)	The shares of Class B common stock of Ladder Capital Corp do not share in Ladder Capital Corp earnings and are therefore not allocated any net income attributable to the controlling and non-controlling interests. As a result, the shares of Class B common stock are not considered participating securities and are therefore not included in the weighted average shares outstanding for purposes of computing net income available per share.
(4)	For purposes of applying the as-if converted method for calculating diluted earnings per share, we assumed that all LP Units and Class B common stock are exchanged for Class A common stock. Such exchange is affected by the allocation of income or loss associated with the exchange of LP Units and Class B common stock for Class A common stock and accordingly the effect of such exchange has been included for calculating diluted pro forma net income (loss) available to Class A common stock per share. Giving effect to (i) the exchange of all LP Units and Class B common stock for shares of Class A common stock and (ii) the vesting of all unvested New Class A Unit stock based compensation awards, diluted pro forma net income (loss) per share available to Class A common stock would be computed as follows:

	Nine months ended September 30, 2013	Year ended December 31, 2012
Pro forma income before income taxes	172,439,868	172,038,279
Adjusted pro forma income taxes(a)	72,414,650	71,737,613
Adjusted pro forma net income	100,025,218	100,300,666
Net (income) loss attributable to existing noncontrolling interest	(697,721)	49,084
Adjusted pro forma net income to Ladder Capital Corp stockholders(b)	99,327,497	100,349,750
Weighted average shares of Class A common stock outstanding (assuming the exchange of all LP units for shares of Class A common stock(c)	97,151,517	97,151,517
Pro forma diluted net income available to Class A common stock per share	$1.02	$1.03

(a)	Represents the implied provision for income taxes assuming the exchange of all LP Units of LCFH for shares of Class A common stock of Ladder Capital Corp using the same method applied in calculating pro forma tax provision.
(b)	Assumes elimination of non-controlling interest due to the assumed exchange of all LP Units and Class B common stock for shares of Class A common stock of Ladder Capital Corp as of the beginning of the period.
(c)	The unvested units are converted to LP Units based on the treasury stock method and an as-if converted method is used to give effect to the exchange provisions of the LLLP Agreement for the diluted weighted average share calculation.

Annex B

Recent Developments

The information below summarizes our preliminary financial data as of and for the three months and year ended December 31, 2013, for which consolidated financial statements are not yet available and for which the audit has not been completed. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures on this preliminary financial data, and accordingly, does not express an opinion or other form of assurance with respect to this preliminary financial data. The estimated ranges for the three months and year ended December 31, 2013 are preliminary and may change. There can be no assurance that our final audited results of operations for such periods will not differ from these estimates. Any such changes could be material. These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with GAAP, which will be filed with the SEC pursuant to the Securities Exchange Act of 1934. In addition, these preliminary results of operations for the three months and year ended December 31, 2013 are not necessarily indicative of the results to be achieved for any future period.

Preliminary Estimates of Key Financial Metrics for the Three Months and the Year ended December 31, 2013:

As shown in the table below, for the year ended December 31, 2013 compared to the year ended December 31, 2012:

•	Loan originations and purchases increased, reflecting greater liquidity in the commercial mortgage loan securitization market and attractive credit spreads on originations and at securitization execution.

•	Proceeds from sales of loans were higher in 2013 than in the preceding year, reflecting higher loan origination volume ($2.5 billion in 2013 vs. $2.4 billion in 2012) and generally more favorable conditions prevailing in the commercial mortgage loan securitization market in 2013.

•	Net income before taxes, net income attributable to preferred and common unit holders and core earnings increased in 2013 versus the prior year due to higher loan securitization profits resulting from an increase in proceeds from sales of loans to $2.2 billion in 2013 from $1.8 billion in 2012.

•	Total assets at December 31, 2013 were higher than total assets at December 31, 2012 due to lower sales of loans in the fourth quarter of 2013 coupled with strong loan origination activity in December 2013, as well as net acquisitions of CMBS and real estate during 2013.

•	The estimated increase in total partners’ capital was due primarily to net income earned during 2013, which was partially offset by distributions.

As shown in the table below, as of and for the three months ended December 31, 2013 compared to as of and for the three months ended December 31, 2012:

•	Loan originations and purchases in the fourth quarter of 2013 were lower than during the same period a year before primarily due to the widening of credit spreads experienced early in the fourth quarter of 2013 which had the effect of dampening loan origination activity and driving increased investment in CMBS. In the comparable period a year earlier, market conditions for originations were more favorable as credit spreads were relatively stable. Origination activity increased at the end of the fourth quarter of 2013 as credit spreads stabilized and in anticipation of increased securitization activity in 2014.

•	Proceeds from sales of loans during the fourth quarter of 2013 were lower than in the same period in 2012 primarily due to lower loan origination activity during the latter part of the third quarter of 2013 and the early part of the fourth quarter of 2013.

•	The estimated year-over-year decreases in fourth quarter income before taxes, net income attributable to preferred and common unit holders and core earnings were primarily the result of decreased volume of loan sales from $393.3 million in 2012 to approximately $93.9 million in 2013.

Based on management’s analysis for the period ended December 31, 2013, we expect to report financial results within the estimated range set forth in the following table:

	Year Ended			Three Months Ended
	December 31, 2013		December 31, 2012	December 31, 2013		December 31, 2012
($ in thousands)	High (est.)	Low (est.)	Actual	High (est.)	Low (est.)	Actual
Loan originations and purchases	$2,499,465	$2,498,465	$2,378,086	$693,703	$692,703	$867,424
Proceeds from sale of loans	$2,199,497	$2,198,497	$1,815,996	$94,444	$93,444	$401,929
Income before taxes	$192,104	$189,554	$172,039	$19,664	$17,114	$34,529
Net income attributable to preferred and common unitholders	$186,607	$183,157	$169,503	$18,316	$14,866	$32,755
Core earnings	$200,036	$196,616	$177,528	$18,621	$15,201	$31,048

Total assets	$3,486,680	$3,471,680	$2,629,030	$3,486,680	$3,471,680	$2,629,030
Total partners’ capital	$1,186,534	$1,181,534	$1,097,688	$1,186,534	$1,181,534	$1,097,688

We present core earnings, which is a non-GAAP financial measure, as a supplemental measure of our performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a definition of core earnings. Core earnings has limitations as an analytical tool. Some of these limitations are:

•	core earnings does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations and is not necessarily indicative of cash necessary to fund cash needs; and

•	other companies in our industry may calculate core earnings differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, core earnings should not be considered in isolation or as a substitute for net income attributable to preferred and common unit holders of LCFH or as an alternative to cash flow as a measure of our liquidity or any other performance measures calculated in accordance with GAAP.

Set forth below is a reconciliation of income before taxes to core earnings:

	Year Ended			Three Months Ended
	December 31, 2013		December 31, 2012	December 31, 2013		December 31, 2012
($ in thousands)	High (est.)	Low (est.)	Actual	High (est.)	Low (est.)	Actual
Income before taxes	$192,104	$189,554	$172,039	$19,664	$17,114	$34,529
Net (income) loss attributable to noncontrolling interest in consolidated joint ventures	(942)	(1,342)	49	(244)	(644)	61
Real estate depreciation and amortization	16,498	16,798	3,093	5,299	5,599	1,886
Adjustments for unrecognized derivative results	(16,923)	(17,123)	(8,662)	(9,896)	(10,096)	(10,298)
Unrealized (gain) loss on agency IO securities, net	5,043	4,693	5,681	3,193	2,843	1,739
Premium (discount) on long-term financing, net of amortization thereon	898	878	2,920	(121)	(141)	2,518
Non-cash stock-based compensation	3,358	3,158	2,408	726	526	613

Core Earnings	$200,036	$196,616	$177,528	$18,621	$15,201	$31,048

Additional Risk Factor

Our actual operating results may differ significantly from our preliminary estimated results.

In this prospectus under the caption “Summary—Recent Developments,” we present certain preliminary unaudited financial data for the three months and year ended December 31, 2013. This preliminary financial data consists of estimates derived from our internal books and records and has been prepared solely by our management. Our auditors have not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data, nor have they expressed any opinion or any other form of assurance with respect thereto. Our preliminary results are subject to change during the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the three months and year ended December 31, 2013 are finalized. Therefore, our actual results for such periods may differ materially from these estimates. Because our financial closing procedures for the three months and year ended December 31, 2013 are not yet complete, we have provided ranges for the preliminary financial data included in this document. However, it is possible that our final reported results may not be within the ranges we currently estimate, and the differences may be material. In addition, our preliminary results for the three months and year ended December 31, 2013 are not necessarily indicative of our operating results for any future periods.